Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Bao Cayman	Cayman Islands
CTW Inc.	Japan
CTW G123 Singapore Pte, Ltd.	Singapore
CTW HK Limited	Hong Kong
Beijing Weiyou Chuxin Tech Co., Ltd.	PRC
Shanghai Weiyou Chuxin Tech Co., Ltd.	PRC